[Willkie Farr & Gallagher LLP Letterhead]

VIA EDGAR

January 14, 2011

Christian T. Sandoe

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Apollo Senior Floating Rate Fund Inc.

Pre-Effective Amendment No. 2 to the

Registration Statement on Form N-2

Securities Act File No. 333-169726

Investment Company Act File No. 811-22481

Dear Mr. Sandoe:

On behalf of Apollo Senior Floating Rate Fund Inc., a Maryland corporation (the “Fund”), we are hereby filing Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (the “Amendment”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940. The Amendment is being filed in order to respond to your comments of January 7, 2011 regarding the Fund’s Registration Statement on Form N-2 filed on December 10, 2010 and to make such other changes as the Fund deems appropriate. Below we describe the changes we have made in response to your comments and provide the information you requested.

For your convenience, your comments are presented in summary form below and each comment is followed by our response.

Capitalized terms used herein, and not otherwise defined, have the respective meanings assigned in the Fund’s Registration Statement.

Prospectus Summary — Investment Strategies (Pages 2-3)

1. This section discloses that the Fund may invest in certain derivative instruments, including single name credit default swaps, single name loan credit default swaps and total return swaps, collateralized loan obligations (including synthetic collateralized loan obligations), reverse repurchase agreements and other similar transactions. Please provide more specificity regarding how the Fund intents to use these types of instruments.

Response: The Fund has added disclosure to the appropriate sections of the registration statement to clarify that although the Fund does not currently expect to invest significantly in these types of instruments, it may do so, for among other reasons, cash management, financing activities or to hedge its positions.

Christian T. Sandoe

January 14, 2011

2. This section discloses that the Fund may invest in “other pooled investment vehicles.” Please respond to the Staff supplementally regarding whether investments in other pooled investment vehicles will involve substantial investments in hedge funds.

Response: The reference in the registration statement regarding the potential to invest in “other pooled investment vehicles” was not intended to imply investments in hedge funds.

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Please do not hesitate to contact me at (212) 728-8970 if you have any questions regarding the responses provided in this letter.

Very truly yours,

/s/ P. Jay Spinola

P. Jay Spinola